U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-26464

(Check One):
|X| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|_| Form 10-Q and Form 10-QSB
|_| Form N-SAR
         For Period Ended:  December 31, 1998

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR
         For the Transition Period Ended:

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
         Full Name of Registrant
         CSI Computer Specialists, Inc.

         Former Name if Applicable

         Address of Principal Executive Office (Street and Number)
           City, State and Zip Code

904 Wind River Lane  Suite 100
Gaithersburg, Maryland  20878

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
(Attach Extra Sheets if Needed)

CSI Computer Specialists, Inc. (the "Company") changed accounting firms earlier this year, as disclosed by the Forms 8-K filed with the SEC on January 11 and February 11 of this year. Because the Company did not engage a new accounting firm until February 4, 1999, the audit of its 1998 financial statements could not be completed in sufficient time to allow the Company to file its 1998 Form 10-KSB within the prescribed time period, absent unreasonable expense to the Company to procure an audit of its financial statements on an expedited basis. The Company will file its 1998 Form 10-KSB within 15 calendar days of the prescribed filing deadline.

Part IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification
James D. Boccabella  CPA
Chief Financial Officer
301-921-8860

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    |X| Yes   |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    |X| Yes   |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company anticipates recording a significant adjustment to the carrying value of the its long-lived assets, representing the portion of the purchase prices of the subsidiaries acquired in 1995 and 1997 allocated to goodwill. The Company has determined that estimated future cash flows from the operations of these subsidiaries are below the carrying values of the long-lived assets, and, accordingly, will reduce the carrying value of such assets by approximately $1.7 million.

         CSI Computer Specialists, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

CSI Computer Specialists, Inc.

March 30, 1999                       By:_/s/ James D. Boccabella
-------------------                    -------------------------
Date                                     James D. Boccabella,
                                         Chief Financial Officer